FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For period ending 15 March 2017

GlaxoSmithKline plc

(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes      No x

GlaxoSmithKline plc (the 'Company')

Conditional Share Awards

As previously announced, on 15 February 2017 the Company granted conditional awards to certain Executive Directors and Persons Discharging Managerial Responsibilities ('PDMR').  This announcement relates to a PDMR who elected to participate in the GlaxoSmithKline 2009 Deferred Annual Bonus Plan ('DABP') in respect of his bonus on a post-tax basis. The awards have been granted in accordance with the rules of the DABP which was approved by shareholders on 20 May 2009.

Participants are required to defer 25% of any bonus earned into Ordinary Shares or ADSs and may be eligible to choose to invest up to an additional 25% (i.e. up to a maximum of 50%) pre-tax (Deferred Bonus Award) and/or post-tax (Co-investment shares).

The Company will match the Deferred Bonus Award or Co-investment shares up to one-for-one depending on the achievement of performance targets (Matching Award). Details of the performance measures will be confirmed later in the year following shareholder approval of the Remuneration Policy at the Company's Annual General Meeting.

The performance period for the awards is the three financial years from 1 January 2017 to 31 December 2019.

The awards of deferred, co-investment and matching shares have been granted as conditional awards over ADSs for US pre-tax participants and as nil-cost options over Ordinary Shares for all other participants.

The vesting date for these conditional awards will be the later of the date, following the end of the three year performance period, on which the Remuneration Committee determines the extent to which the performance measures have been achieved, the third anniversary of the Award Date or such other later date as determined by the Remuneration Committee.

The amounts shown below are the maximum amounts payable (exclusive of dividend reinvestment during the performance period).  The actual pay-out will be determined by performance over the period. Progress against targets will be reported in the Company's Annual Report yearly.

Transaction notification

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr B McNamara
b)	Position/status	CEO, Consumer Healthcare
c)	Initial notification / amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction

1)  Acquisition of post-tax Co-investment ADSs (under the GlaxoSmithKline 2009 Deferred Annual Bonus Plan).
2)  Acquisition of a matching award conditional award of ADSs (under the GlaxoSmithKline 2009 Deferred Annual Bonus Plan) subject to performance measures.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$41.61	2,087
		$41.61	2,087

d)	Aggregated information
	Aggregated volume Price	4,174 $41.61
e)	Date of the transaction	2017-03-14
f)	Place of the transaction	New York Stock Exchange (XNYS)

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: March 15, 2017

By: VICTORIA WHYTE

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc